Exhibit 99.1

Key Highlights 1 Banco de Chile Earnings Report 4Q21 and FY2021

Key Highlights ‘When looking at results, 2021 was – unquestionably – a very positive year for us, as depicted by a bottom line of Ch $ 793 Bn . , the greatest in our history and the highest in the local banking industry in 2021 , which resulted in ROAE of 20% . The 4 Q 21 was crucial to achieve these figures by contributing with earnings for Ch $ 284 Bn . and ROAE of 28% . We are nothing but proud of this performance . However, aligned with our long - term view, we acknowledge these results were influenced by the temporary behavior of certain market factors, particularly inflation that was propelled by the joint effect of pension funds withdrawals and financial aid deployed by the government in the context of the pandemic . These factors benefited the payment behavior of borrowers as well, leading NPLs to below - trend levels . The important thing is that, along with these temporary effects on non - customer income and risk expenses, we also benefited from the recovery evidenced by key business metrics during the 4 Q 21 . In this regard, I would like to highlight that customer income continued to enhance this quarter supported by both consumer loan originations totaling Ch $ 467 Bn . , which reaffirms a return to normal levels, and improved contribution of demand deposits to our funding cost boosted by the increase in interest rates and volumes that have remained solid . As a result, customer income surged 17 % YoY in the 4 Q 21 amounting to Ch $ 413 Bn . , which is in line with pre Covid levels . These factors enabled us to remain leaders in the industry as of Dec 21 in diverse business indicators including DDAs and fee income generation . Furthermore, we have combined the solid performance in revenues with a strict cost control culture as reflected by OpEx decreasing 1 . 8 % YoY in the 4 Q 21 and increasing only 0 . 6 % YoY for the FY 2021 . Many actions have contributed to this achievement, including an OpEx and CapEx committee to discuss major disbursements, strategic alignment through performance goals and the efficiency program that allowed us to detect diverse rooms for improvement . From the funding perspective, in the 2 H 21 we reactivated our off - shore financing strategy by rising funds overseas for ~USD 1 . 3 Bn . , including a USD 500 million unsecured bond under the 144 A framework in the 4 Q 21 , in order to deal with more constrained sources in the local market based on the dynamics conducting the pension funds system, which led us to prioritize the diversification of our liability structure . In terms of credit risk, we have attempted to anticipate potential lagged effects of the Covid 19 on asset quality by establishing additional allowances of Ch $ 80 Bn . in the 4 Q 21 and Ch $ 220 Bn . in 2021 , initiative that has permitted us to reach the highest coverage of the industry . Similarly, in terms of capital adequacy we continue to lead the industry while being prepared to face the four - year phase - in period of Basel III . Based on these and other capabilities we have built overtime ; we feel confident to successfully overcome a challenging business backdrop characterized by low GDP growth, inflation above the Central Bank’s policy target and further hikes in interest rates as expected for the coming quarters . Although the banking industry could temporarily profit from some of these trends, we are aware that we have to be well prepared for less favorable scenarios in the future . ’ Eduardo Ebensperger - CEO We ranked first in the industry in net income and comprehensive income in 2021 by reaching Ch$793 Bn. and Ch$821 Bn., respectively. #1 In Net Income and OCI Our customer income posted a remarkable improvement on a YoY basis in the 4 Q 21 , returning to levels seen before the Covid 19 pandemic, boosted by demand deposits, fees and loans . +17% YoY Growth in Customer Income In December 2021, we issued a 144A bond overseas for US$500 million with maturity of 10 years. US$500MM 144A bond issuance Based on our efficiency program and cost control initiatives, we posted a remarkable cost - to - assets ratio of 1 . 87 % in 2021 and 1 . 78 % in the 4 Q 21 , the best in the last decade . 1.87% Cost - to - Assets Ratio 2021 2

Financial Snapshot (In billions of Ch$) Net Income – FY2021 463 793 ( 13. 1 ) 304. 6 89. 4 ( 5. 4 ) ( 45. 7 ) 2 0 2 0 2 0 2 1 Operating Expenses I nco m e t a x & O t he r s 71.2% C u s t o m e r Income Non - cus t o m e r Income Loa n Los s P r o v i s i on s # 1 i n A U M Banchile Mutual Funds held a market share of 24% as of Dec21 435% Coverage Ratio (including additional allowances), which is the highest among peers as of Dec21 Ratios 2021 4Q21 ROAE 20.2% 27.6% NIM 3.9% 5.1% LLP / Avg. Loans 1.2% 1.8% Efficiency Ratio 39.8% 32.2% TIER I Ratio 13.0% 13.0% ~115,000 new checking accounts openings in 2021, the highest amount achieved in the recent history ~125,000 FAN accounts openings in the 4Q21. We have opened ~730,000 FAN accounts since launched 0.85% NPLs Lowest delinquency ratio in recent years as of Dec21 (>90 days past - due) 13.0% CET1 and 17 . 3 % BIS III Ratios . The Soundest Capital position among major loca l b anks Ch$963 Bn. During 2021, we placed long - term debt for an amount of Ch$278 Bn. in local markets and Ch$685 Bn. overseas 100 % ac h i e ve d i n t h e s e t u p o f th e ne w s e rv i c e model by closing 126 branches an d me r g i n g C red i C hi l e b r an c he s i n t o B C H ne tw o r k +38% YoY in origination of Consumer loans returning to pre - Covid levels (~Ch$467 Bn. in the 4Q21) 3

Financial Snapshot 4Q21 (In billions of Ch$) Net Income Our Net Income reached Ch $ 284 Bn . in the 4 Q 21 , denoting an annual expansion of Ch $ 158 Bn . when compared to the Ch $ 126 Bn . of the 4 Q 20 . This behavior was explained by YoY increases of both non - customer (+ 132 % YoY) and customer income (+ 17 % YoY) backed by hikes in inflation and interest rates, respectively, effects that coupled with lower operating expenses . These effects were to some extent offset by higher risk expenses . $284 4Q21 3Q21 4Q20 126 184 284 Operating Revenues During the 4 Q 21 , Operating Revenues increased from Ch $ 479 Bn . in the 4 Q 20 to Ch $ 704 Bn . in the 4 Q 21 . This Ch $ 225 Bn . YoY growth (+ 47 % YoY) was fostered by a YoY expansion of Ch $ 165 Bn . in non - customer income, mostly influenced by a higher inflation ( 3 . 0 % in the 4 Q 21 when compared to the 1 . 3 % in the 4 Q 20 measured as UF variation) . More importantly, customer income improved Ch $ 59 Bn . YoY linked to the positive impact of DDAs to our funding, due to higher interest rates, increased fee income and higher income from loans . $704 4Q21 3Q21 4Q20 545 479 704 Loan Loss Provisions Loan Loss Provisions totalled Ch $ 149 Bn . in the 4 Q 21 , denoting a Ch $ 64 . 3 Bn . YoY increase . One fourth of this increase is explained by Chilean peso depreciation . The remaining amount is largely explained by higher LLPs in the retail banking segment given the recovery in consumer loans, which has been to some extent offset by a net improvement in the wholesale banking segment, attributable to a comparison base effect . $149 4Q21 3Q21 4Q20 93 85 149 Operating Expenses Operating Expenses declined Ch $ 4 Bn . YoY, equivalent to 1 . 8% . This result was highly influenced by an annual contraction in personnel expenses due to higher costs in the 4 Q 20 related to both collective bargaining processes and organizational restructuring to be carried out in early 2021 . This factor was partly offset by higher disbursements in the digital strategy, external advisory services and advertising . Salaries, once again, grew below inflation . $227 4Q21 3Q21 4Q20 227 218 232 Total Loans $34,256 4 Q 2 1 34 , 2 5 6 3Q21 33,081 4Q20 30,937 As of Dec 21 , our Loan Book totaled Ch $ 34 , 256 Bn . , which denotes increases of 10 . 7 % and a 3 . 6 % YoY and QoQ, respectively . As seen in previous quarters, commercial loans were the main driver for this behavior growing 11 . 8 % YoY ( 3 . 7 % QoQ), influenced by the Fogape Reactiva Program and by specific deals managed by the corporate area . Similarly, residential mortgage loans rose 10 . 2 % YoY backed by stable demand for housing and higher inflation in 2021 as compared to 2020 . Furthermore, consumer loan balances intensified the recovery displayed in the last quarter by growing 7 . 4 % YoY and 5 . 6 % on a sequential basis ( 24 . 2 % annualized) . 4

Economic Outlook GDP Growth (YoY, %) 18. 1 17. 2 0. 0 0. 6 13 . 0 4 Q 2 0 1Q21 2Q21 3Q21 CPI & Unemployment Rate (YoY, %) 4 Q 2 1 e 3 . 0 2. 9 3. 8 5 . 3 10. 3 10 . 4 9 . 5 8 . 3 7.2 7.2 4 Q 2 0 1 Q 2 1 2 Q 2 1 3 Q 2 1 4 Q 2 1 CPI Unemployment Loan Growth (1) (12m% change as of Dec21, in real terms) - 0 . 3% - 3 . 1% - 4.0% - 0 . 3% 0.9% - 4 . 4% - 3 . 1% 5.3% 5.4% 6 . 0% 6.9% 6.5% 3.3% 2 . 3% - 16 . 2% - 7.5% - 11 . 1% - 4.3% 0 . 1% 4 Q 2 0 1 Q 2 1 - 15.9% 2 Q 2 1 T o t a l L o an s Mortgage 3 Q 2 1 4 Q 2 1 C o m m e r ci a l Consumer 5 (1) Figures do not include operations of subsidiaries abroad. Chile’s GDP grew strongly in 2021, displaying one of the highest expansions worldwide . This surge was mainly led by bolstered domestic demand, following strong policy responses implemented during and after the pandemic, in conjunction with the temporary impact from the three pension funds withdrawals . The GDP increased 12 % in 2021 , beating any expectation held at the beginning of the year . In the 4 Q 21 , the economy continued posting strong growth rates, as illustrated by a 13 . 0 % YoY expansion, following the 17 . 2 % expansion seen in the previous quarter . The economic activity also grew on a sequential basis, at an annualized rate of 9 . 1% , although slightly below the rise posted in the previous quarter . The breakdown began to show slight differences when compared to previous months, as evidenced by a recovery in services (increasing 17 . 4 % YoY and 16 . 5 % QoQ annualized), while commerce posted a slight decrease of 1 . 4 % QoQ, although it remains well above the level posted one year ago as reflected by a 16 . 2 % YoY growth . The pick - up in services was mainly attributable to improved sanitary conditions, which produced greater mobility within the country and social interaction . To a large extent, this was the consequence of a very successful vaccination program carried out in Chile, globally congratulated, which resulted in a vaccination rate of 86% (at least two doses) of the population . The labor market has also reflected the more positive cycle in Chile, which has led the unemployment rate to slide to 7 . 2 % in December 2021 , which represented the lowest level since December 2019 , while being in line with pre - pandemic figures . On the other hand, the Chilean peso weakened in the second half of the year by falling 19 . 5 % YoY, ending up 2021 at CLP 850 /USD, primarily due to the arise of some local uncertainties and external pressures . Based on the combination of higher growth, lower unemployment, weaker currency and higher external prices, the overall inflation continued increasing . In December 2021 , the CPI rose by 7 . 2 % YoY, the highest level since November 2008 . Besides, the core measure (CPI excluding food and energy prices) rose to 6 . 4% , which is the highest variation in a decade . This trend contributed to a rise in inflationary expectations, leading the Central Bank to increase the reference rate by 125 pts in December 2021 (to 4 . 0% ) after hikes that totaled 225 bps during the year . Despite this decision, the Central Bank maintained the contractionary bias, anticipating further interest rate hikes in the coming quarters . According to the Central Bank’s expectation survey, the market expects a GDP slowdown to 2 . 0 % and 1 . 7 % in 2022 and 2023 , respectively . On prices, analysts see inflation rate at 4 . 7 % and 3 . 7 % for the current and the next year, respectively . In regards to the banking industry, total loans grew 3 . 3 % YoY and 0 . 6 % QoQ in real terms as of Dec 21 , endorsing the rebound in loans after bottoming out in Jun 21 ( 4 . 0% 12 - month decline in the 2 Q 21 ) . The figure posted this quarter was the consequence of residential mortgage loans increasing 6 . 5 % YoY, still influenced by housing dynamics . In addition, commercial and consumer loans returned to positive YoY growths after several quarters . While the performance of consumer loans reflected the recovery on the credit market from the impact of the Covid 19 pandemic during 2020 and part of 2021 , commercial loans continued to benefit from the Fogape Reactiva program and a higher international trade activity . As of Dec 21 , the industry totaled Ch $ 3 , 703 Bn . in net income attributable to equity holders, which represents an annual increase of Ch $ 2 , 524 Bn . This performance was attributable to : (i) a YoY advance of Ch $ 1 , 405 Bn . in operating revenues mainly due to higher inflation and increased interest rates, (ii) lower risk expenses by Ch $ 1 , 165 Bn . associated with the Covid 19 effect on LLPs in 2020 , and (iii) an annual decline of Ch $ 750 Bn . in OpEx given impairment losses from a specific local bank last year . These effects were offset by a YoY growth of Ch $ 740 Bn . in income tax .

Fourth Quarter Results Operating Revenues In the 4Q21, our top line was Ch$704.3 Bn., advancing Ch$224.9 Bn., or + 46 . 9 % YoY . This result was primarily backed by an extraordinary performance of non - customer income that increased Ch $ 165 . 5 Bn . YoY . Likewise, customer income improved Ch $ 59 . 4 Bn . YoY . The main components of these drivers were : An annual growth of Ch $ 87 . 6 Bn . in the contribution of our UF net asset exposure as a consequence of higher UF variation (+ 3 . 00% ) in the 4 Q 21 when compared to the 4 Q 20 (+ 1 . 26% ) . A YoY increment of Ch $ 48 . 5 Bn . in revenues from treasury . This result was caused by : (i) the positive impact of higher inflation on the gaps managed by our ALM desk and Debt Securities by Ch $ 51 . 0 Bn . , (ii) a Ch $ 3 . 6 Bn . YoY increase in income from Sales & Structuring due to increased commercial activity in FX spot and derivatives with clients in the 4 Q 21 , and (iii) a YoY growth of Ch $ 2 . 8 Bn . in results from Trading linked to favourable shifts in interest rates . These effects were partly offset by lower results from CVA/DVA by Ch $ 8 . 8 Bn . explained by increased PDs and Ch $ depreciation . Higher contribution of DDAs to our funding by Ch $ 38 . 7 Bn . due to : (i) a 22 % YoY rise in balances, and (ii) increasing long and short - term interest rates during the quarter, which was in line with a tighter monetary policy that led the Central Bank to apply two consecutive hikes of 125 bp . in the reference rate in the 4 Q 21 . Additional revenues from our USD hedging position by Ch $ 22 . 8 Bn . YoY caused by the 5 . 1 % Ch $ depreciation during the 4 Q 21 as compared to the 9 . 2 % appreciation seen in the 4 Q 20 . A YoY advance of Ch $ 13 . 9 Bn . in fee income, largely influenced by : (i) a YoY increment of Ch $ 8 . 0 Bn . in transactional services due to the rebound in economic activity in the 4 Q 21 and a low comparison base in the 4 Q 20 , and (ii) a YoY rise of Ch $ 6 . 3 Bn . in mutual funds fees explained by portfolio rebalancing toward investments with higher margins . These effects were mildly offset by a Ch $ 2 . 1 Bn . YoY drop in fees from our insurance brokerage given the higher upfront fee from our joint venture recognized in the 4 Q 20 . Income from loans grew Ch $ 4 . 2 Bn . in the 4 Q 21 , the first YoY growth since the 2 Q 20 , which was a result of an 8 . 8 % YoY rise in average loan balances, influenced by annual increases in all lending products . It is worth noting that consumer loans balances are returning to pre - pandemic levels by advancing 6 . 5 % YoY in average balances . As of Dec 21 , operating revenues totaled Ch $ 2 , 230 . 3 Bn . , denoting an annual advance of Ch $ 291 . 5 Bn . (or 15 % YoY) when compared to Dec 20 , largely attributable to the Ch $ 304 . 6 Bn . YoY increase in non - customer income . This was the result of : (i) Ch $ 185 . 5 Bn . explained by the effect of a 6 . 6 % UF variation in 2021 when compared to the 2 . 7 % seen in 2020 , (ii) a YoY advance of Ch $ 72 . 0 Bn . from treasury management due to better results from our ALM desk and higher gains from CVA/DVA that were partly offset by a YoY decline in revenues from debt securities, (iii) revenues from our USD hedging position increasing Ch $ 38 . 0 Bn . due to a Ch $ depreciation of 19 . 8 % in 2021 as compared to the 5 . 3 % Ch $ appreciation seen in 2020 , (iv) higher fee income by Ch $ 9 . 1 Bn . due to YoY increases in fees from transactional banking services and mutual funds, which were to some extent offset by a lower upfront fee recognized by our insurance brokerage subsidiary in connection with the alliance with a global insurer, and (v) income coming from demand deposits increasing Ch $ 5 . 8 Bn . YoY explained by higher average balances during 2021 and interest rates going up in the 2 H 21 . These effects were slightly offset by an annual contraction of Ch $ 29 . 0 Bn . in income from loans, mostly Operating Revenues (In billions of Ch$) Quarters 4Q20 4Q21 Year End Dec - 20 Dec - 21 Net Interest Income 350.3 524.0 1,313.0 1,568.5 Net Fees and Commissions 99.9 113.8 446.0 455.0 Net Financial Operating Income - 26.7 56.8 - 11.5 186.6 Foreign Exchange Transactions 47.0 - 0.7 156.7 - 16.0 Other Operating Income 8.9 10.4 34.6 36.1 Total 479.3 704.3 1,938.7 2,230.3 Customer & Non Customer Income (In billions of Ch$) 354 355 374 379 413 125 128 125 166 291 479 482 499 545 704 4 Q 2 0 1 Q 2 1 2 Q 2 1 3 Q 2 1 4 Q 2 1 Customer Income Non - Customer Income Operating Margin Operating Revenues/Avg. Interest Earning Assets 4 . 96% 4 . 92% 4 . 94% 5 . 17% 6 . 51% 4 . 36% 4 . 53% 4 . 47% 4 . 70% 5 . 27% 4 Q 2 0 1 Q 2 1 2 Q 2 1 3 Q 2 1 4 Q 2 1 B C H I ndu s t r y 46.9% associated with the behavior of consumer loans throughout 2021. 6

Fourth Quarter Results Loan Loss Provisions & Allowances Our credit risk expenses increased Ch $ 64 . 3 Bn . in the 4 Q 21 when compared to the same period last year . The annual increase was mainly attributable to higher risk expenses in the retail banking segment following diverse drivers . The underlying factors explaining the change in credit risk the 4 Q 21 when compared to the 4 Q 20 were, as follows : Higher risk expenses of ~Ch $ 68 . 4 Bn . in the retail banking segment (excluding exchange rate effect) during the 4 Q 21 in comparison with the same period last year, which was the consequence of mixed forces . The main reason behind this figure was the increase in the origination of consumer loans in the 4 Q 21 that resulted in a 4 . 9 % QoQ growth in average balances as compared to the 2 . 5 % QoQ contraction recorded in the 4 Q 20 . This effect took place in conjunction with the update of some group - based provisioning models in the 4 Q 21 , explaining nearly Ch $ 18 Bn . YoY . These factors were to some extent offset by : (i) a decrease in SMEs - related LLPs, and (ii) lower LLPs on residential mortgage loans . A negative impact of ~Ch $ 16 . 9 Bn . on our USD denominated loan loss allowances due to a Ch $ depreciation of 5 . 1 % in the 4 Q 21 (higher LLP by Ch $ 5 . 5 Bn . ) when compared to a Ch $ appreciation of 9 . 2 % in the 4 Q 20 (lower LLP by Ch $ 11 . 4 Bn . ) . These factors were partly offset by a decrease of ~Ch $ 20 . 7 Bn . in loan loss provisions related to the wholesale banking segment in the 4 Q 21 when compared to the 4 Q 20 . This change was mainly attributable to improved financial conditions for all economic sectors, since in the 4 Q 20 the country was just beginning to lift mobility restrictions . It is worth noting that in the 4 Q 21 we established Ch $ 80 . 0 Bn . in additional allowances to bolster our overall coverage . However, this is the same amount set in the 4 Q 20 , reason why it does not explain the LLPs variation . For the FY 2021 , LLP decreased 19 . 3 % YoY from Ch $ 462 . 7 Bn . as of Dec 20 to Ch $ 373 . 3 Bn . as of Dec 21 , which mainly relied on : Lower credit risk expenses by ~Ch $ 133 . 8 Bn . in the retail banking segment, mainly due to the improved asset quality indicators that continue to be below average levels as displayed by the 0 . 85 % posted in December 2021 . Likewise, 2020 was an above trend year in terms of credit risk given the prevailing economic environment, which led us to recalibrate all of our provisioning group - based models in September 2020 with an impact of Ch $ 71 Bn . in LLPs . Altogether, in spite of the recovery in consumer loans in the 2 H 21 , the overall trend (including SMEs) was a decrease in risk expenses . Lower LLP of nearly Ch $ 67 . 8 Bn . in the wholesale banking segment mainly due to a high comparison base that stemmed from deteriorated financial conditions of many economic sectors due to the Covid 19 outbreak that also translated into higher provisioning in the individual - based models . All of this factors were to some extent offset by : (i) higher additional allowances by Ch $ 113 . 0 Bn . in 2021 as compared to 2020 as a way to supplement our coverage while being prepared for a scenario of normalized past - due levels, and (ii) the negative effect of exchange rate by ~Ch $ 27 . 9 Bn . YoY due to a 19 . 2 % Ch $ depreciation in 2021 as compared to an appreciation of 5 . 3 % in 2020 . Loan Loss Provisions & Allowances (In billions of Ch$) Quarters 4Q2 0 4Q2 1 Year End D ec - 2 0 D ec - 2 1 Loan Loss Allowances (Balance Sheet) Initial Allowances - 766.2 - 676.4 - 685.4 - 746.9 Charge - offs 39.6 56.1 316.6 241.2 S a l e s o f Loan s 0.1 0.0 0.3 14.5 Provisions established, net - 20.4 - 98.2 - 378.4 - 227.2 Final Allowances - 746.9 - 718.4 - 746.9 - 718.4 Loan Loss Provisions (P&L) Provisions Established - 20.4 - 98.2 - 378.4 - 227.2 Prov. Financial Guarantees 2.2 9.9 - 19.1 7.7 Additional Provisions - 80.0 - 80.0 - 107.0 - 220.0 Recoveries 13.0 18.8 41.8 66.2 Loan Loss Provisions - 85.2 - 149.5 - 462.7 - 373.3 Credit Quality Ratios Allowances / Total loans 2.41% 2.10% 2.41% 2.10% A ll o w an c e s / T o t a l P a s t D u e 2.49x 2.48x 2.49x 2.48x A ll o w an c e s / T o t a l P a s t D u e (1) 3.56x 4.35x 3.56x 4.35x Provisions / Avg. Loans 1.09% 1.77% 1.51% 1.15% Charge - offs / Avg. Loans 0.51% 0.66% 1.03% 0.74% T o t a l P a s t D u e / T o t a l Loan s 0.97% 0.85% 0.97% 0.85% Recoveries / Avg. Loans 0.17% 0.22% 0.14% 0.20% (1) Including additional allowances. Provisions / Average Loans 1.09% 0.96% 1.14% 1 . 77% 1 . 51% 0 . 85% 1.09% 1 . 53% 4 Q 2 0 1Q21 2Q21 3Q21 Total Past Due / Total Loans 4Q2 1 0.72% 0.69% B C H I n du s t ry 0 . 98% 0 . 97% 0.96% 1.04% 0.92% 0 . 85% 1 . 87% 1 . 64% 1.56% 1 . 55% 1 . 45% 1 . 31% 3Q2 0 4Q2 0 1 Q 2 1 2 Q 2 1 3 Q 2 1 4 Q 2 1 BCH I n du s t ry 7

Fourth Quarter Results Operating Expenses Operating expenses totaled Ch$227.5 Bn. in the 4Q21, which represents an annual contraction of Ch$4.3 Bn. when compared to the Ch$231.7 Bn. r ea c he d i n t h e 4 Q 2 0 . The main factor explaining this performance was the decrease of Ch $ 22 . 7 Bn . , or 16 . 5% , in personnel expenses when compared to the 4 Q 20 . This result was mainly due to : (i) a YoY decrease of Ch $ 11 . 7 Bn . in expenses recorded in the 4 Q 20 to face the negotiation of collective bargaining processes that began in early 2021 , and (ii) lower severance payments by Ch $ 10 . 7 Bn . YoY, explained by higher expenses provisioned in the 4 Q 20 that pursued to address upcoming organizational changes . These effects were partly counterbalanced by : An annual growth of Ch $ 6 . 1 Bn . in advertising and marketing expenses that pursued to reinforce our brand value and appreciation among customers and non - customers while boosting new product and services, such as advances and new functionalities of our FAN account . Likewise, this figure also included media exposure to promote the Teleton fundraising campaign and community - oriented initiatives (entrepreneurship and women support) . Lastly, it is worth noting that 2020 was not a normal year in terms of commercial activity, which also explains a low comparison base . An annual expansion of Ch $ 5 . 1 Bn . in IT expenses due to software licencing and IT projects in the context of our digital strategy in order to enhance capabilities across the corporation, as well as cybersecurity related expenses in order to provide us with improved infrastructure, protocols and tools . An increase of Ch $ 3 . 1 Bn . in advisory services principally aimed at identifying efficiency opportunities across all of our businesses and support processes while designing action plans to overcome them in the short run . Other expenses growing Ch $ 2 . 3 Bn . YoY which includes both : (i) higher donations, and (ii) a lower release of loan loss allowances on cross border loans . Depreciation and amortization rising Ch $ 1 . 3 Bn . YoY mostly due to higher software amortization as a result of increased disbursement related to digital developments . Based on the above and the performance in revenues, the efficiency ratio went down from 48 . 4 % in the 4 Q 20 to 32 . 3 % in the 4 Q 21 , beating the industry’s ratio . More importantly, we continued to optimize our cost - to - asset ratio, which decreased from 2 . 1 % in the 4 Q 20 to 1 . 8 % in the 4 Q 21 . On a YTD basis, operating expenses reached Ch $ 887 . 8 Bn . as of Dec 21 , representing a 0 . 6 % YoY increase . This was caused by : (i) a Ch $ 9 . 3 Bn . YoY advance in IT projects that aim to improve our efficiency in the long run, (ii) an annual growth of Ch $ 7 . 1 Bn . in marketing expenses in order to reinforce our brand value and enhance the advertising of new services and products while bolstering the commitment to the country by supporting diverse social initiatives, (iii) external advisory expenses rising Ch $ 3 . 6 Bn . , (iv) an increment of Ch $ 3 . 4 Bn . in depreciation and amortizations of intangible assets, (v) a YoY increase of Ch $ 2 . 4 Bn . in cash vault and security services explained by increased activity in 2021 and given higher cash needs in the context of pension funds withdrawals, and (vi) higher expenses by Ch $ 2 . 4 Bn . mainly due to the new fraud law for banks . These effects were partly offset by : (i) the internalization of core sales services that led to a YoY decrease of Ch $ 8 . 1 Bn . in outsourced services, (ii) an annual decline of Ch $ 6 . 2 Bn . in personnel expenses mainly explained by severance payments given organizational changes and, to a lesser extent, lower benefits aligned with reduced headcount, and (iii) lower overall expenses by Ch $ 6 . 1 Bn . explained by a high basis for comparison in 2020 due to the implementation of the new service model, supplies for the Covid 19 pandemic and repairs in branches due to the social unrest of 2019 . Operating Expenses (In billions of Ch$) Quarters 4Q20 4Q21 Year End Dec - 20 Dec - 21 Personnel expenses - 137.7 - 115.0 - 457.2 - 451.0 Administrative expenses - 68.4 - 83.4 - 318.9 - 324.6 Depreciation and Amort. - 18.5 - 19.8 - 73.4 - 76.8 Impairments - 0.8 - 1.7 - 1.7 - 1.7 Other Oper. Expenses - 6.4 - 7.5 - 31.3 - 33.7 Total Oper. Expenses - 231.7 - 227.5 - 882.3 - 887.8 Additional Information Op. Exp. / Op. Rev. 48.4% 32.3% 45.5% 39.8% Op. Exp. / Avg. Assets 2.1% 1.8% 2.0% 1.9% H e ad c oun t ( # ) - E O P 13,134 12,284 13,134 12,284 Branches (#) - EOP 334 272 334 272 48 . 4% 46 . 5% 43.6% 32.3 % Efficiency Ratio Operating Expenses/Operating Revenues 59.2% 48 . 7% 47 . 3% 44 . 8% 42 . 2% 4 Q 2 0 1 Q 2 1 2 Q 2 1 3 Q 2 1 4 Q 2 1 B C H 40.1% I n du s t ry 8

Fourth Quarter Results Results by Business Segments In the 4Q21, our income before income taxes totaled Ch$332.4 Bn., which more than doubled the Ch$158.1 Bn. posted in the same period last year . The YoY increase of 110 . 2 % was concentrated in both the Retail and the Wholesale Banking segments, which represented 46 . 9 % and 39 . 7 % of our consolidated income before income tax this quarter, respectively . To a lesser extent, Subsidiaries and Treasury contributed with 6 . 8 % and 6 . 6% , respectively . This behavior was driven by : The Retail Banking segment reached a pre - tax income of Ch $ 155 . 8 Bn . during the 4 Q 21 , which denotes a Ch $ 67 . 7 Bn . YoY surge when compared to the Ch $ 88 . 0 Bn . achieved a year earlier . This performance was primarily driven by operating revenues that boosted Ch $ 123 . 3 Bn . YoY as a result of : (i) higher contribution from the UF net asset exposure allocated to this segment (UF variation of 3 . 0 % in the 4 Q 21 as compared to 1 . 26 % in the 4 Q 20 ), (ii) the positive impact of higher Ch $ depreciation on the USD position that hedges expenses denominated in foreign currency (risk and OpEx) managed by this segment, (iii) improved contribution from demand deposits due to increasing interest rates and volumes that have remained high, and (iv) fee income that has continued enhancing in line with higher transactionality . In the same direction, operating expenses decreased by Ch $ 4 . 1 Bn . explained by YoY declines in bonuses and severance payments, as mentioned earlier . All these effects were partly offset by a YoY advance of Ch $ 69 . 0 Bn . in risk expenses mostly explained by the recovery of consumer loans during the 4 Q 21 as well as the update of group - based provisioning models . The Wholesale Banking segment had a pre - tax income of Ch $ 132 . 1 Bn . in the 4 Q 21 , which meant a YoY rise of Ch $ 94 . 3 Bn . (+ 250% ) . The advance was almost completely explained by an Ch $ 90 . 5 Bn . YoY growth in revenues due to : (i) higher inflation that translated into higher income from the UF net asset exposure allocated to the segment, (ii) a positive effect of Ch $ depreciation on the USD asset position that hedges USD - denominated allowances, (iii) higher contribution from DDAs, and (iv) some derivative transactions with clients made in the quarter . These effects coupled with lower LLPs by Ch $ 4 . 5 Bn . YoY explained by high comparison base due to the aftermaths of the Covid 19 in the 4 Q 20 that more than offset the effect of the Ch $ depreciation . Subsidiaries increased the bottom line Ch $ 9 . 3 Bn . YoY, from Ch $ 13 . 2 Bn . in the 4 Q 20 to Ch $ 22 . 5 Bn . in the 4 Q 21 . This result was principally associated with : (i) an annual increment of Ch $ 5 . 5 Bn . in results from our Brokerage subsidiary, mainly explained by favorable swings in local interest rates that resulted in higher revenues from their fixed - income portfolio and a better performance of the equity portfolio managed by this subsidiary, and (ii) a YoY advance of Ch $ 3 . 9 Bn . in fee - based income from our Mutual Fund subsidiary, explained by portfolio rebalancing towards riskier assets (higher fees) when compared to the 4 Q 20 (Covid 19 pandemic made investors to prefer safer assets in 2020 ) . Lastly, the income before income tax posted by our Treasury went up to Ch $ 22 . 0 Bn . in the 4 Q 21 from Ch $ 19 . 2 Bn . in the 4 Q 20 , which represents a Ch $ 2 . 8 Bn . YoY increase . This advance was influenced by an improved overall performance of our AFS and Trading portfolios, which benefited from a proactive management and higher inflation during the 4 Q 21 . These factors were partly offset by the negative effect of increased PDs and FX changes that resulted in higher CVA/DVA charges YoY . Income before Income Tax Contribution by Business Segment 46 . 9% 39 . 7% 6 . 6% 6 . 8 % R eta i l B an k i n g Treasury W h ole s al e B an k in g Subsidiaries 4 Q 2 1 Income before Income Tax Change by Business Segment (In billions of Ch$) 19 22 88 156 38 132 13 23 158 332 4Q20 Treasury Wholesale Banking 4Q21 R e t a i l B a n k i ng Subsidiaries +110.2% 9

Loan Portfolio Loans by Segment (In Billions of Ch$ and %) 19,609 20 , 96 2 21 , 39 1 11,328 12,119 12,865 30,93 7 33 , 08 1 34 , 25 6 4 Q 2 0 3 Q 2 1 4 Q 2 1 Retail Wholesale Market Share in Loans (1) + 2.0% + 6 . 2% 3.6% R e t a i l Wholesale 62% 38% 10.7% 16 . 9% 16 . 9% 16 . 7% 17.3% 17 . 5% 17 . 4% 16 . 7% 16.6% 17 . 4% 17.1% 17.3% 17.3% 17 . 0% 16.7% 17 . 1% 16 . 3% 16 . 2% 16 . 2% 16 . 0% 4 Q 2 0 2 Q 2 1 1Q21 Total Loans Commercial loans 15.8% 3Q21 4Q21 Consumer Loans Mortgage loans 10 (1) Excluding operations of subsidiaries abroad. As of Dec 21 , our total portfolio amounted Ch $ 34 , 256 Bn . , which denotes YoY and QoQ growths of 10 . 7 % and 3 . 6% ( 15 . 0 % annualized), respectively . As mentioned in the previous quarter, consumer loans reversed their trend by posting the first YoY increase since the 4 Q 19 . This behavior intensified during the last quarter of 2021 by reaching a YoY increment of 7 . 4 % and, more notably, a 5 . 6 % QoQ advance, showing signs of recovery by gradually approaching pre - pandemic loan balances . Moreover, commercial and residential mortgage loans continued to show the performance seen through 2021 by increasing 11 . 8 % and 10 . 2 % on a YoY basis, respectively . While commercial loans (+ 3 . 7 % QoQ) have been increasing steadily since the first Fogape program in 2020 , residential mortgage loans (+ 2 . 5 % QoQ) began to reduce their pace of growth in line with higher than expected inflation and the strong pick - up in interest rates during the last months . At a segment level, the Retail Banking segment amounted Ch $ 21 , 391 Bn . , denoting a 12 - month expansion of 9 . 1% . This was the result of : Personal Banking loans increasing 9 . 6 % on a YoY basis and 2 . 9 % on a sequential basis ( 12 . 2 % annualized), totaling Ch $ 16 , 290 Bn . as of Dec 21 . Following the last quarters’ trend, residential mortgage loans were the main driver for this behavior by increasing 10 . 2 % and 2 . 5 % YoY and QoQ, respectively, due to the strong demand for housing . Along with this, the rebound in consumer loans seen in the 3 Q 21 intensified during this quarter, which was reflected by expansions of 7 . 4 % YoY and 5 . 6 % QoQ . Loans granted to SMEs reached Ch $ 5 , 101 Bn . as of Dec 21 , which represents an annual increment of 7 . 6% . Most of this advance continued to be mostly explained by the Fogape Reactiva program, which was primarily deployed during the 1 H 21 . Today, loan origination is focused on other than Covid loans . The Wholesale Banking segment went up to Ch $ 12 , 865 Bn . in the 4 Q 21 , reflecting a YoY rise of 13 . 6 % and, more importantly, 6 . 2 % QoQ, ratifying the surge seen in the 3 Q 21 . This was explained by : Loans managed by our Corporate units rose 20 . 0 % YoY and 10 . 2 % QoQ . These figures were highly influenced by : (i) commercial credits growing 20 . 6 % YoY (+ 12 . 2 % QoQ) mainly associated with specific lending transactions carried out during the quarter with certain corporate customers, (ii) a YoY advance of 62 . 2 % in factoring loans, and (iii) trade finance loans increasing 12 . 6 % YoY (+ 4 . 9 % QoQ) which includes the effect of the Ch $ depreciation . Middle Market loans totaled Ch $ 5 , 152 Bn . as of Dec 21 , which denotes a rise of 5 . 1 % YoY and 0 . 6 % QoQ . The main explanatory factor behind this increments were Trade Finance growing 44 . 9 % YoY, partly due to a higher Ch $ depreciation in the 4 Q 21 , followed by YoY increases of 9 . 0 % and 1 . 4 % in factoring and leasing loans, respectively . As of Dec 21 , we achieved a 16 . 7 % market share in total loans, the same figure held by the end of the previous quarter . This figure represents a 9 bp . YoY increase, which was mostly explained by the behavior of commercial loans in which we posted a 17 . 1 % share during the quarter, denoting a 42 bp . YoY boost . To a lesser extent, in consumer loans we increased our stake from 17 . 3 % as of Dec 20 to 17 . 4 % as of Dec 21 , representing a 12 bp . annual rise . On the opposite, similar to previous quarters, we reduced our market share in residential mortgage loans by posting a 15 . 8 % market share .

Funding & Capital flucuta Demand Deposits Evolution (in billions of Ch$) - 20,0 1 8 , 0 0 0 1 6 , 0 0 0 1 4 , 0 0 0 1 2 , 0 0 0 1 0 , 0 0 0 8 , 0 0 0 6 , 0 0 0 4 , 0 0 0 2 , 0 0 0 Dec - 19 J a n - 2 0 Feb - 20 M a r - 2 0 Apr - 20 M a y - 2 0 Jun - 20 Jul - 20 Aug - 20 Sep - 20 Oct - 20 No v - 2 0 Dec - 20 Jan - 21 Feb - 21 M a r - 2 1 Apr - 21 M a y - 2 1 Jun - 21 Jul - Au S +9bp Sh a r e h o l d e r s Equity Assets Tier I Basic Capital Assets Tier I Basic Capital RWA BIS Ratio T o t a l C a p i t a l RWA 8 . 1% 7 . 6% 12 . 2% 16 . 0% 8 . 2% 8 . 0% 13 . 0% 17 . 3 % C u r r e n t A cc o un t s O t h e r D e m a nd D e p o s i t s BCH Capital Adequacy Ratios Dec - 20 Dec - 21 + 36b p + 77b p + 133b p (1) Figures for Dec20 under Basel I and figures for Dec21 under Basel III. Comprehensive Income Breakdown (in billions of Ch$ as of Dec21) 793 11 821 (110) 18 2 (45) N e t I n c o m e f o r the period C o m p r e h e n s i v e Income FV Adj. AFS Securities FV Adj. Hedge Accounting OCI Income T a x & O t he r s Funding Liquidity As mentioned in previous quarters, over the last two years we have evidenced an increase of Demand Deposits Accounts (DDAs). This trend lingered in 2021, when our DDAs grew 22.3% YoY. We expect this phenomenon to soften as non-recurrent liquidity vanishes and the Central Bank continues to raise interest rates, which should discourage depositors to hold significant DDAs balances during 2022. We continued to lead the market in stable DDAs, such as current accounts held by individuals, in which we attained a market share of 25.3% as of Dec21. At the same time, we keep on ranking first in total DDAs with a 21.6% stake and the ratio of DDAs to total loans by reaching a 54.1% among main peers in the 4Q21. As suggested in the 3Q21 report, in the 4Q21 we reactivated long-term bond placements to finance the growth we are seeing in commercial assets, anticipate the potential effect of increasing interest rates on DDAs and diversify our liability structure. In this regard, in Dec21 we placed a USD500 million ten-year unsecured bond under the 144A framework, by taking advantage of our MTN program. The transaction reflected the confidence of local and foreign investors in our franchise. On top of that, in Oct21 and Nov21 we placed senior bonds in Switzerland and Australia amounting to CHF130 million and USD100 million, respectively, with maturities of five years. Likewise, in Oct21 we issued ~Ch$277.9 Bn. in UF-denominated bonds in the local market. Capital Adequacy Our equity was Ch$4,223.0 Bn. in Dec21, which represented a 13.3% or Ch$496.7 Bn. annual increase when compared to Ch$3,726.3 posted in Dec20. The evolution of our equity had to do with: 4 Retention of Ch$242.8 Bn. associated with the capitalization of both the 40% of 2020 net distributable earnings and the effect of inflation on our shareholders' equity. 4 A net income increase for the period of Ch$226.2 Bn. YoY, once deducted the provision for minimum dividends. 4 The positive effect of higher UF interest rates on the cumulative OCI from hedge accounting derivatives by ~Ch$133.1 Bn. These factors were in part compensated by a YoY decrease of ~Ch$105.8 Bn. in the cumulative OCI related to fair value adjustments of AFS securities, also explained by the steep climb in local interest rates throughout 2021 caused by financial and political developments. As for capital adequacy, Basel III became effective on Dec. 1, 2021, considering the phase-in period established by the CMF. The new framework includes credit, market and operational RWA. Based on this, capital adequacy ratios are not fully comparable between Dec20 and Dec21. As of Dec21, we had CET1, Tier1 and Total Capital ratios of 13.0%, 14.0% and 17.3%, respectively, all well above the regulatory thresholds, which includes part of the Conservation Buffer as defined by the schedule. Based on the latest publicly available data, we had the soundest capital structure among major banks. Comprehensive Income (CI) Our CI increased from Ch$468.4 Bn. as of Dec20 to Ch$820.6 Bn. as of Dec21, denoting a YoY rise of Ch$352.3 Bn. This result was due to: (i) a YoY rise of Ch$329.8 Bn. in net income, supported by non-customer income and the recovery of customer income in 2021, and (ii) an overall effect of Ch$65.1 Bn. explained by changes in local interest rates on AFS and hedge accounting positions. These factors were partly offset by higher income tax on OCI and other effects by Ch$42.7 Bn. As of Nov21, latest available data, we led the industry in both net income and comprehensive results, proving once again our strong commitment to our shareholders and the value that we create for them.

Consolidated Statement of Income

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

	Quarters				% Change		Year Ended			% Change
	4Q20 MCh$	3Q21 MCh$	4Q21 MCh$	4Q21 MUS$	4Q21/4Q20	4Q21/3Q21	Dec-20 MCh$	Dec-21 MCh$	Dec-21 MUS$	Dec-21/Dec-20
Interest revenue and expense										
Interest revenue	517,401	539,391	867,558	1,017.5	67.7 %	60.8 %	1,873,019	2,382,993	2,794.9	27.2 %
Interest expense	(167,127)	(169,147)	(343,531)	(402.9)	105.6 %	103.1 %	(560,007)	(814,448)	(955.2)	45.4 %
Net interest income	**350,274**	**370,244**	**524,027**	**614.6**	**49.6 %**	**41.5 %**	**1,313,012**	**1,568,545**	**1,839.7**	**19.5 %**
Fees and commissions										
Income from fees and commissions	134,319	149,893	157,234	184.4	17.1 %	4.9 %	562,146	584,321	685.3	3.9 %
Expenses from fees and commissions	(34,421)	(31,869)	(43,411)	(50.9)	26.1 %	36.2 %	(116,178)	(129,293)	(151.6)	11.3 %
Net fees and commissions income	**99,898**	**118,024**	**113,823**	**133.5**	**13.9 %**	**(3.6) %**	**445,968**	**455,028**	**533.7**	**2.0 %**
Net Financial Operating Income	**(26,722)**	**102,622**	**56,765**	**66.6**	**-**	**(44.7) %**	**(11,458)**	**186,567**	**218.8**	**-**
Foreign exchange transactions, net	**46,985**	**(54,319)**	**(723)**	**(0.8)**	**-**	**(98.7) %**	**156,662**	**(15,962)**	**(18.7)**	**(110.2) %**
Other operating income	**8,880**	**8,392**	**10,359**	**12.1**	**16.7 %**	**23.4 %**	**34,559**	**36,079**	**42.3**	**4.4 %**
Total Operating Revenues	**479,315**	**544,963**	**704,251**	**826.0**	**46.9 %**	**29.2 %**	**1,938,743**	**2,230,257**	**2,615.7**	**15.0 %**
Provisions for loan losses	**(85,169)**	**(92,910)**	**(149,479)**	**(175.3)**	**75.5 %**	**60.9 %**	**(462,680)**	**(373,260)**	**(437.8)**	**(19.3) %**
Operating revenues, net of provisions for loan losses	**394,146**	**452,053**	**554,772**	**650.7**	**40.8 %**	**22.7 %**	**1,476,063**	**1,856,997**	**2,178.0**	**25.8 %**
Operating expenses										
Personnel expenses	(137,683)	(111,335)	(115,023)	(134.9)	(16.5) %	3.3 %	(457,176)	(450,952)	(528.9)	(1.4) %
Administrative expenses	(68,400)	(78,530)	(83,432)	(97.9)	22.0 %	6.2 %	(318,881)	(324,625)	(380.7)	1.8 %
Depreciation and amortization	(18,489)	(19,235)	(19,795)	(23.2)	7.1 %	2.9 %	(73,357)	(76,798)	(90.1)	4.7 %
Impairments	(779)	0	(1,687)	(2.0)	116.6 %	-	(1,661)	(1,690)	(2.0)	1.7 %
Other operating expenses	(6,381)	(9,366)	(7,521)	(8.8)	17.9 %	(19.7) %	(31,256)	(33,699)	(39.5)	7.8 %
Total operating expenses	**(231,732)**	**(218,466)**	**(227,458)**	**(266.8)**	**(1.8) %**	**4.1 %**	**(882,331)**	**(887,764)**	**(1,041.2)**	**0.6 %**
Net operating income	**162,414**	**233,587**	**327,314**	**383.9**	**101.5 %**	**40.1 %**	**593,732**	**969,233**	**1,136.8**	**63.2 %**
Income attributable to affiliates	(4,269)	(662)	5,088	6.0	-	-	(4,661)	2,240	2.6	-
Income before income tax	**158,145**	**232,925**	**332,402**	**389.9**	**110.2 %**	**42.7 %**	**589,071**	**971,473**	**1,139.4**	**64.9 %**
Income tax	(31,860)	(48,689)	(48,584)	(57.0)	52.5 %	(0.2) %	(125,962)	(178,550)	(209.4)	41.7 %
Net Income for the period	**126,285**	**184,236**	**283,818**	**332.9**	**124.7 %**	**54.1 %**	**463,109**	**792,923**	**930.0**	**71.2 %**
Non-Controlling interest	-	1	-	0.0	-	-	1	1	0.0	0.0 %
Net Income attributable to bank's owners	**126,285**	**184,235**	**283,818**	**332.9**	**124.7 %**	**54.1 %**	**463,108**	**792,922**	**930.0**	**71.2 %**
FV Adjustment AFS Securities	(1,629)	(68,834)	7,168	8.4	-	-	(3,026)	(109,930)	(128.9)	3,532.8 %
FV Adjustment CF Hedge Accounting	27,433	115,948	(15,945)	(18.7)	-	-	10,358	182,376	213.9	1,660.7 %
Other effects	(6,969)	(39,885)	4,097	4.8	-	-	(2,047)	(44,725)	(52.5)	2,084.9 %
Comprehensive Income attributable to bank's owners	**145,120**	**191,464**	**279,138**	**327.4**	**92.3 %**	**45.8 %**	**468,393**	**820,643**	**962.5**	**75.2 %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 852.6 per US$1.00 as of December 31, 2021. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

12

Selected Financial Information (Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$)) ASSETS D e c - 2 0 M C h $ S ep - 2 1 M C h $ D e c - 2 1 M C h $ D e c - 2 1 M U S$ % Change Dec - 21/Dec - 20 Dec - 21/Sep - 21 Cash and due from banks 2,560,216 3,099,335 3,713,734 4,355.6 45.1% 19.8 % Transactions in the course of collection 582,308 410,644 576,457 676.1 (1.0) % 40.4 % Financial Assets held - for - trading 4,666,156 3,141,762 3,876,695 4,546.7 (16.9) % 23.4 % Receivables from repurchase agreements and security borrowings 76,407 76,496 64,365 75.5 (15.8) % (15.9) % Derivate instruments 2,618,004 2,844,672 2,983,298 3,498.9 14.0% 4.9 % Loans and advances to Banks 2,938,991 2,017,505 1,529,313 1,793.6 (48.0) % (24.2) % Loans to customers, net Commercial loans 17,593,039 18,958,457 19,660,823 23,059.0 11.8% 3.7 % Residential mortgage loans 9,388,654 10,097,517 10,346,652 12,135.0 10.2% 2.5 % Consumer loans 3,955,275 4,024,884 4,248,709 4,983.1 7.4% 5.6 % Loans to customers 30,936,968 33,080,858 34,256,184 40,177.1 10.7% 3.6 % Allowances for loan losses (746,910) (676,379) (718,426) (842.6) (3.8) % 6.2 % Total loans to customers, net 30,190,058 32,404,479 33,537,758 39,334.5 11.1% 3.5 % Financial Assets Available - for - Sale 1,060,523 3,440,313 3,054,809 3,582.8 188.0% (11.2) % Financial Assets Held - to - maturity - 302,532 782,529 917.8 - 158.7 % Investments in other companies 44,649 48,088 49,168 57.7 10.1% 2.2 % Intangible assets 60,701 68,401 72,532 85.1 19.5% 6.0 % Property and Equipment 217,928 223,688 222,320 260.7 2.0% (0.6) % Leased assets 118,829 103,224 100,188 117.5 (15.7) % (2.9) % Current tax assets 22,949 671 846 1.0 (96.3) % 26.1 % Deferred tax assets 357,945 387,291 439,194 515.1 22.7% 13.4 % Other assets 579,467 649,322 699,233 820.1 20.7% 7.7 % Total Assets 46,095,131 49,218,423 51,702,439 60,638.8 12.2% 5.0 % LIABILITIES & EQUITY D e c - 2 0 S ep - 2 1 D e c - 2 1 D e c - 2 1 M C h $ M C h $ M C h $ M U S$ % Change Dec - 21/Dec - 20 Dec - 21/Sep - 21 Liabilities Current accounts and other demand deposits Transactions in the course of payment Payables from repurchase agreements and security lending Saving accounts and time deposits Derivate instruments Borrowings from financial institutions Debt issued Other financial obligations Lease liabilities Current tax liabilities Deferred tax liabilities Provisions Other liabilities 15,167,229 17,607,258 18,542,791 21,747.8 1,302,000 337,560 460,490 540.1 288,917 111,438 95,009 111.4 8,899,541 8,972,204 9,140,006 10,719.8 2,841,756 2,644,144 2,773,199 3,252.5 3,669,753 4,814,758 4,861,865 5,702.2 8,593,595 8,758,172 9,478,905 11,117.3 191,713 259,116 274,618 322.1 115,017 99,013 95,670 112.2 311 82,930 113,129 132.7 - - - - 733 , 91 1 882 , 16 1 1 , 048 , 01 3 1 , 229 . 2 565,120 608,030 595,730 698.7 22 . 3% 5 . 3% ( 64 . 6 ) % 36 . 4% ( 67 . 1 ) % ( 14 . 7 ) % 2 . 7% 1 . 9% ( 2 . 4 ) % 4 . 9% 32 . 5% 1 . 0% 10 . 3% 8 . 2% 43 . 2% 6 . 0% ( 16 . 8 ) % ( 3 . 4 ) % 36 , 275 . 9% 36 . 4% - - 42 . 8% 18 . 8% 5 . 4% ( 2 . 0 ) % Total liabilities 42,368,863 45,176,784 47,479,425 55,685.8 12.1% 5.1 % Equity of the Bank's owners Capital R e s e r v e s Other comprehensive income Retained earnings from previous periods Income for the period Provisions for minimum dividends Non - Controlling Interest 2,418,833 2,418,833 2,418,833 2,836.9 703,206 703,571 703,604 825.2 (51,250) (19,214) (23,927) (28.1) 412,641 655,478 655,478 768.8 463,108 509,104 792,922 930.0 (220,271) (226,135) (323,897) (379.9) 1 2 1 - 0 . 0% 0 . 0% 0 . 1% 0 . 0% ( 53 . 3 ) % 24 . 5% 58 . 8% 0 . 0% 71 . 2% 55 . 7% 47 . 0% 43 . 2% 0 . 0% ( 50 . 0 ) % Total equity 3,726,268 4,041,639 4,223,014 4,952.9 13.3% 4.5 % Total Liabilities & Equity 46,095,131 49,218,423 51,702,439 60,638.8 12.2% 5.0 % These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 852 . 6 per US $ 1 . 00 as of December 31 , 2021 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English . 13

Selected Financial Information

(Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$))

Key Performance Ratios	Quarter 4Q20	Quarter 3Q21	Quarter 4Q21	Year Ended Dec-20	Year Ended Sep-21	Year Ended Dec-21
Earnings per Share (1) (2)						
Net income per Share (Ch$)	1.25	1.82	2.81	4.58	5.04	7.85
Net income per ADS (Ch$)	250.03	364.76	561.92	916.89	1,007.96	1,569.88
Net income per ADS (US$)	0.35	0.45	0.66	1.29	1.24	1.84
Book value per Share (Ch$)	36.89	40.01	41.80	36.89	40.01	41.80
Shares outstanding (Millions)	101,017	101,017	101,017	101,017	101,017	101,017
Profitability Ratios (3) (8)						
Net Interest Margin	3.64%	3.61%	5.11%	3.58%	3.48%	3.91%
Net Financial Margin	3.83%	3.97%	5.36%	3.92%	3.81%	4.21%
Fees & Comm. / Avg. Interest Earnings Assets	1.03%	1.12%	1.05%	1.20%	1.12%	1.10%
Operating Revs. / Avg. Interest Earnings Assets	4.96%	5.17%	6.51%	5.22%	5.01%	5.40%
Return on Average Total Assets	1.13%	1.53%	2.22%	1.04%	1.46%	1.67%
Return on Average Equity	13.70%	18.57%	27.55%	12.81%	17.54%	20.16%
Capital Ratios (6) (7)						
Common Equity Tier 1 (CET1) / Total Assets	7.64%	7.71%	7.96%	7.64%	7.71%	7.96%
Common Equity Tier 1 (CET1) / Risk Weighted Assets (RWA)	12.19%	12.44%	12.96%	12.19%	12.44%	12.96%
Tier1 Capital / Risk Weighted Assets (RWA)	13.69%	13.94%	13.96%	13.69%	13.94%	13.96%
Total Capital / Risk Weighted Assets (RWA)	15.96%	16.30%	17.29%	15.96%	16.30%	17.29%
Credit Quality Ratios						
Total Past Due / Total Loans to Customers	0.97%	0.92%	0.85%	0.97%	0.92%	0.85%
Allowance for Loan Losses / Total Past Due	249.46%	221.70%	248.15%	249.46%	221.70%	248.15%
Total Allowance for Loan Losses / Total Past Due (5)	356.42%	372.56%	434.77%	356.42%	372.56%	434.77%
Impaired Loans / Total Loans to Customers	3.88%	3.00%	2.86%	3.88%	3.00%	2.86%
Loan Loss Allowances / Impaired Loans	62.22%	68.18%	73.39%	62.22%	68.18%	73.39%
Loan Loss Allowances / Total Loans to Customers	2.41%	2.04%	2.10%	2.41%	2.04%	2.10%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.09%	1.14%	1.77%	1.51%	0.93%	1.15%
Operating and Productivity Ratios						
Operating Expenses / Operating Revenues	48.35%	40.09%	32.30%	45.51%	43.27%	39.81%
Operating Expenses / Average Total Assets (3) (4)	2.07%	1.81%	1.78%	1.98%	1.90%	1.87%
Balance Sheet Data (1) (3)						
Avg. Interest Earnings Assets (million Ch$)	38,684,051	42,184,569	43,290,664	37,171,863	40,594,193	41,268,311
Avg. Assets (million Ch$)	44,863,343	48,266,736	51,041,616	44,512,273	46,448,644	47,596,887
Avg. Equity (million Ch$)	3,687,804	3,968,616	4,120,090	3,616,299	3,870,674	3,933,028
Avg. Loans to Customers (million Ch$)	31,222,172	32,663,446	33,817,693	30,722,007	31,966,649	32,429,410
Avg. Interest Bearing Liabilities (million Ch$)	21,671,828	22,279,263	23,333,254	22,427,179	21,702,975	22,110,545
Risk-Weighted Assets (Million Ch$)	30,566,574	32,491,090	32,580,004	30,566,574	32,491,090	32,580,004
Additional Data						
Exchange rate (Ch$/US$) - EOP	711.90	811.60	852.63	711.90	811.60	852.63
Employees (#) - EOP	13,134	12,395	12,284	13,134	12,395	12,284
Branches (#) - EOP	334	272	272	334	272	272

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

(5) Including additional allowances.

(6) Figures before Dec21 or the 4Q21 under Basel I (credit RWA only) and figures for Dec21 under Basel III (credit, market and operational RWA).

(7) Tier1 on a proforma basis before Dec21 or the 4Q21.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$ 852.6 per US$1.00 as of December 31, 2021. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

14

Summary of differences between Chile GAAP and IFRS The most significant differences are as follows : Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling - of - interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations” . Under IFRS 3 , the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised . Allowances for loan losses are calculated based on specific guidelines set by the Financial Market Commission based on an expected losses approach . Under IFRS 9 “Financial instruments” allowances for loan losses should be calculated on a discounted basis under the “expected credit loss” model that focuses on the risk that an asset will default rather than whether a loss has actually been incurred or not . Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written - off if not sold after a certain period in accordance with specific guidelines set by the Financial Market Commission . Under IFRS, these assets are deemed non - current assets held - for - sale and their accounting treatment is set by IFRS 5 “Non - current assets held for sale and Discontinued operations” . In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower . Accordingly, under IFRS these assets are not written off unless impaired . Chilean companies are required to distribute at least 30 % of their net income to shareholders unless a majority of shareholders approve the retention of profits . In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60 % of the period net income, as permitted by the Financial Market Commission . Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i . e . , 30 % as required by Chilean Corporations Law . Forward - Looking Information The information contained herein incorporates by reference statements which constitute ‘‘forward - looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance . Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies . You should be aware that any such forward - looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward - looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control . The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements . Factors that could cause actual results to differ materially and adversely include, but are not limited to : changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America; changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies; unexpected developments in certain existing litigation; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Undue reliance should not be placed on such statements, which speak only as of the date that they were made . Our independent public accountants have not examined or compiled the forward - looking statements and, accordingly, do not provide any assurance with respect to such statements . These cautionary statements should be considered in connection with any written or oral forward - looking statements that we may issue in the future . We do not undertake any obligation to release publicly any revisions to such forward - looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Contacts Pablo Mejia Head of Investor Relations Investor Relations | Banco de Chile pmejiar@bancochile.cl Daniel Galarce Head of Financial Control & Capital Financial Control & Capital Area | Banco de Chile dgalarce@bancochile.cl